Form 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Chandler, III A. Russell		2. Issuer Name and Ticker or Trading Symbol Miller Industries, Inc. (MLR)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give ___ Other (specify title below) below)
(Last) (First) (Middle) 8503 Hilltop Drive		3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)		4. Statement for Month/Year 2001
(Street) Ooltewah, TN 37363				5. If Amendment, Date of Original (Month/Year) 2/2002		7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	$4.61	9/25/01	A	12,200		(1)	6/24/11	Common Stock	12,200		8,000	D

Explanation of Responses: (1) Options vest in two equal installments of 6,100 options on 3/25/2002 and 3/25/2003.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	A. Russell Chandler, III By: /s/ Frank Madonia Frank Madonia, Attorney-in-fact **Signature of Reporting Person	2-14-02 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2

MILLER INDUSTRIES, INC.

 Confirming Statement

             This statement confirms that the undersigned authorized and designated Frank Madonia to execute and file on the undersigned’s behalf the Form 5 on February 14, 2002 that the undersigned was required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s transactions in securities of Miller Industries, Inc.  The undersigned acknowledges that Frank Madonia did not assume any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Name	Title	Date
_/s/ A. Russell Chandler III A. Russell Chandler, III	Director	2/19/02